Kenneth R. Koch 212 692 6768 krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

September 27, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Paul Fischer
Ms. Kathleen Krebs

Re:	XpresSpa Group, Inc.
Registration Statement on Form S-3
Filed August 23, 2019
File No. 333-233419

Ladies and Gentlemen:

We are submitting this letter on behalf of XpresSpa Group, Inc. (the “Company”) in response to the letter dated September 16, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on August 23, 2019, as subsequently amended on September 27, 2019 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Selling Securityholders, page 24

Comment #1:

Please ensure that your selling shareholder table accurately reflects the shares you are registering for resale. For example, we note that Alpha Capital Anstalt beneficially owns 202,800 common shares prior to the offering, intends to sell 8,112 common shares pursuant to the prospectus, yet will beneficially own no shares upon completion of the offering. Likewise, Brio Capital Master Fund holds 142,808 shares prior to the offering, will sell a maximum of 45,000 shares pursuant to the prospectus, and will beneficially own 142,800 shares upon completion. Please revise or advise. Also clarify how you arrived at the number and percentage of shares beneficially held by each selling shareholder after the offering.

Response:

In response to the Staff’s comment, the Company has revised the selling securityholder table appearing in the Amended Registration Statement to accurately reflect the shares being registered for resale. The Company respectfully advises that although it is registering 200% of the shares currently issued or issuable (other than with respect to the shares issued pursuant to the Merger Agreement and the Subscription Agreement (each as defined in the Amended Registration Statement), for which 100% of such shares are being registered), the column entitled “Shares of Common Stock Beneficially Owned Prior to Offering” includes only the shares currently issued or issuable, as this most accurately reflects the beneficial ownership of the selling securityholders at this time. As a result, taking the number of shares beneficially owned prior to the offering and subtracting the number of shares being registered in the offering would not result in the correct number of shares beneficially owned after the offering. Therefore, to ensure consistency among the calculations, the values in the column entitled “Shares of Common Stock Beneficially Owned After Offering” are calculated by subtracting 100% of the number of shares to be sold by such selling securityholder in the offering, based on the beneficial ownership of the selling securityholders at this time and without giving effect to any multiplier (i.e., 100% rather than 200%), from the shares beneficially owned by each securityholder prior to the offering. As an example, Brio Capital Master Fund holds 165,308 shares prior to the offering and will sell a maximum of 45,000 shares pursuant to the prospectus (200% of 22,500 shares). To calculate Brio Capital Master Fund’s ownership after the offering, we have subtracted 22,500 shares from the 165,308 shares beneficially owned prior to the offering, for ownership of 142,808 shares.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ September 27, 2019 Page 2

In response to the Staff’s comment, the Company has also revised the percentage of shares beneficially held upon the completion of the offering. The percentages are calculated based on 2,916,919 outstanding shares of common stock of the Company and assumes the sale of the 34,907,198 shares being registered pursuant to the prospectus.

General

Comment #2:

We note that you are registering the sale of approximately 35 million shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and some of the selling security holders, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering and, if applicable, why you would be eligible to register the transaction as an indirect primary offering on Form S-3. In your analysis, tell us why you are registering 200% of the shares issuable upon conversion and exercise of each of the securities referenced. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response:

Overview

We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which selling securityholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of the 34,907,198 shares of the Company’s common stock to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities.

We have analyzed the factors set forth in C&DI 612.09 and believe that this analysis provides confirmation that the sale of common stock being registered is appropriately characterized as a series of transactions that are eligible to be made on a shelf basis under Rule 415(a)(1)(i). The following is a summary of our analysis of these factors with respect to each transaction, as we believe that each transaction should be reviewed independently and not together.

MINTZ September 27, 2019 Page 3

Legal Analysis of Palladium Private Placement

Overview. On July 8, 2019, the Company entered into an amendment (the “May 2018 SPA Amendment”) to that certain Securities Purchase Agreement (the “May 2018 SPA”), dated as of May 15, 2018, by and between the Company and the purchasers party thereto (the “Palladium Investors”), to provide for, among other provisions, the establishment of a new class of preferred stock, designated Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”) and the issuance of 9,000 shares of such Series F Preferred Stock to the parties to the May 2018 SPA Amendment, which will be convertible into shares of the Company’s common stock at a conversion price of $2.00 per share upon receipt of shareholder approval (collectively, the “Palladium Private Placement”). The Palladium Investors ultimately received an aggregate of 8,996 shares of Series F Preferred Stock instead of the 9,000 shares referenced in the Registration Statement due to the rounding of certain calculations, which updated number of shares is reflected in the Amended Registration Statement. The Company seeks to register the shares of common stock underlying the Series F Preferred Stock.

How Long the Palladium Investors Have Held the Shares. The Palladium Investors have owned the Series F Preferred Stock since July 8, 2019. Since the date of acquisition, none of the Palladium Investors has sold any of the Series F Preferred Stock. In addition, the Series F Preferred Stock may not be converted into common stock until receipt of shareholder approval, which has not been received as of the date hereof. The Palladium Investors acquired the Series F Preferred Stock with no assurance that the underlying shares could be sold in a liquid market and have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the Series F Preferred Stock.

The Circumstances under Which the Palladium Investors Received the Shares. The Palladium Investors received the Series F Preferred Stock in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In connection with the issuance of the Series F Preferred Stock, the Company agreed to use commercially reasonable efforts to obtain shareholder approval for the issuance of the common stock underlying the Series F Preferred Stock within 120 days of the signing of the May 2018 SPA Amendment. In addition, the Company agreed to issue shares of Series F Preferred Stock to Palladium Capital Advisors, LLC as consideration for services provided in connection with the transaction.

The Palladium Investors have not entered into any underwriting relationships or arrangements with the Company and have not received any commission or other payment from the Company in connection with the resale of any of its shares. The Company will receive no proceeds from the resale of the shares underlying the Series F Preferred Stock, if any, by the Palladium Investors. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of the Palladium Investors to the Company. Prior to their respective acquisitions, none of the Palladium Investors had a relationship with the Company, other than the ownership by certain Palladium Investors of shares of the Company’s common stock and/or warrants to purchase shares of the Company’s common stock. The Palladium Investors and their affiliates currently hold of record approximately 2.4% of the Company’s outstanding common stock in the aggregate. No Palladium Investor may convert its Series F Preferred Stock into common stock to the extent such conversion would cause its beneficial ownership of the Company’s common stock to exceed 4.99% of the outstanding shares of the Company’s common stock. Therefore, regardless of the number of shares that the Company is seeking to register for resale by the Palladium Investors, none of the Palladium Investors will become an affiliate of the Company as a result of issuances pursuant to the terms of the Series F Preferred Stock.

MINTZ September 27, 2019 Page 4

To the best of the Company’s knowledge, there are no relationships among the Palladium Investors or between the Palladium Investors and the other selling securityholders.

The Palladium Investors are not acting on behalf of the Company with respect to the Series F Preferred Stock or the underlying shares of common stock. The Company has no contractual, legal or other relationship with the Palladium Investors that would control the timing, nature or amount of their resales of the Series F Preferred Stock or the underlying shares of common stock, and the Company will receive no proceeds from the resale of the Series F Preferred Stock or the underlying shares of common stock, if any. These facts support the view that the relationship the Palladium Investors have with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved. As of September 26, 2019, the Company had 2,918,169 shares of common stock outstanding, of which 2,735,327 shares were held by persons other than the Palladium Investors, affiliates of the Company and affiliates of the Palladium Investors. The Company proposes to register 899,600 shares for resale that are issuable upon conversion of the Series F Preferred Stock held by the Palladium Investors. Assuming conversion of all of the Series F Preferred Stock held by the Palladium Investors being registered pursuant to the Registration Statement, this would represent approximately 25.4% of the pro forma outstanding shares of common stock after giving effect to such conversion. None of the shares being registered for resale are currently outstanding, nor are they included in the amount currently outstanding.

Pursuant to C&DI 139.10, and as noted in the Registration Statement, the Company is registering 200% of the shares issuable upon conversion of the Series F Preferred Stock, which reflects the Company’s good faith estimate of the maximum number of shares that it may issue upon conversion pursuant to anti-dilution protection.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) [which places certain limitations on ‘at-the-market’ equity offerings] applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, regarding the use of Form S-3 to effect a secondary offering, C&DI 216.14 provides as follows:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that the Palladium Investors are acting as a conduit for the issuer. In light of this, the circumstances support the view that the Palladium Investors can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

MINTZ September 27, 2019 Page 5

Whether the Palladium Investors are in the Business of Underwriting Securities. To the knowledge of the Company, none of the Palladium Investors (other than Palladium Capital Advisors, LLC) is in the business of underwriting securities. At no time has any Palladium Investor (other than Palladium Capital Advisors, LLC) been affiliated with or acted as securities broker-dealers or representatives thereof. Certain of the Palladium Investors are investment funds focused on making equity and debt, control and non-control investments across broad and diverse industries.

Whether Under all Circumstances It Appears the Palladium Investors are Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the sale of the shares of common stock underlying the Series F Preferred Stock by the Palladium Investors. The Palladium Investors have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. There is no evidence to suggest that any of the Palladium Investors or the other selling securityholders are acting in concert to effect a coordinated distribution of the securities held by them. The Company respectfully submits that, in light of all of the circumstances, the Palladium Investors are not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the shares of common stock underlying the Series F Preferred Stock by the Palladium Investors as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Legal Analysis of Calm Private Placement

Overview. On July 8, 2019, the Company entered into a securities purchase agreement (the “2019 Calm Purchase Agreement”) with Calm.com, Inc. (“Calm”) pursuant to which the Company agreed to sell (i) an aggregate principal amount of $2,500,000 in 5.00% unsecured convertible Notes due 2022 (the “Calm Notes”), which are convertible into shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”) and (ii) warrants to purchase 937,500 shares of the Company’s common stock at an exercise price of $2.00 per share (the “Calm Warrants”) (collectively, the “Calm Private Placement”). In addition to the shares of common stock underlying the Calm Notes and Calm Warrants, the Company seeks to register shares of common stock underlying Series E Preferred Stock previously issued to Calm pursuant to a securities purchase agreement, dated November 12, 2018, by and between the Company and Calm (the “2018 Calm Purchase Agreement”).

How Long Calm Has Held the Shares. Calm has owned the Calm Notes and the Calm Warrants since July 8, 2019, and owns an additional 1,500,000 shares of Series E Preferred Stock which were issued in connection with the 2018 Calm Purchase Agreement on November 12, 2018. Since the respective dates of acquisition, Calm has not sold, converted or exercised, as applicable, any of the Calm Notes, the Calm Warrants or the Series E Preferred Stock. In addition, the Calm Warrants are not exercisable until six months from the date of issuance. Calm acquired the securities with no assurance that the underlying shares of common stock could be sold in a liquid market and has been subject to the full economic and market risks of its entire investment since the dates of the acquisition of the securities.

The Circumstances Under Which Calm Received the Shares. Calm received each of the Calm Notes, Calm Warrants and Series E Preferred Stock in bona fide private placement transactions pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In connection with the issuance of the Calm Notes and Calm Warrants, the Company entered into a registration rights agreement that obligated the Company to file an initial registration statement registering the resale of the common stock underlying the Calm Notes and Calm Warrants no later than August 22, 2019. Such a registration rights agreement is customary in private placements of this nature.

Each of the 2019 Calm Purchase Agreement and 2018 Calm Purchase Agreement contains provisions that are relevant to Calm’s intent to resell its securities. Calm represented and warranted in the 2019 Calm Purchase Agreement that (i) it was acquiring the securities as principal for its own account and not with a view to or for distributing or reselling the securities in violation of the Securities Act or any applicable state securities laws, (ii) it had no arrangement or understanding, directly or indirectly, with any persons to resell or distribute or regarding the distribution of such securities and (iii) it acquired the securities in the ordinary course of its business. Similarly, Calm represented and warranted in the 2018 Calm Purchase Agreement that (i) it was acquiring the securities for its own account, not with a view to the resale or distribution of any part thereof, (ii) it had no present intention of selling, granting any participation in, or otherwise distributing the securities and (iii) it did not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that Calm had any plan to act in concert with a third party to effect a distribution of the securities. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

MINTZ September 27, 2019 Page 6

Calm has not entered into any underwriting relationships or arrangements with the Company and has not received any commission or other payment from the Company in connection with the resale of any of its securities. The Company will receive no proceeds from the resale of the securities, if any, by Calm. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of Calm to the Company. Prior to November 12, 2018, Calm did not have a relationship with the Company. On November 12, 2018, the Company entered into the 2018 Calm Purchase Agreement, as well as a Product Sale and Marketing Agreement with Calm primarily related to the display, marketing, promotion, offer for sale and sale of Calm’s products in each of the Company’s branded stores throughout the United States.

To the best of the Company’s knowledge, there are no relationships among Calm and the other selling securityholders.

Calm is not acting on behalf of the Company with respect to its securities. The Company has no contractual, legal or other relationship with Calm that would control the timing, nature or amount of their resales of its securities, and the Company will receive no proceeds from the sale of its securities, if any. These facts support the view that the relationship that Calm has with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved. As of September 26, 2019, the Company had 2,918,169 shares of common stock outstanding, of which 2,805,896 shares were held by persons other than Calm, affiliates of the Company and affiliates of Calm. The Company proposes to register 2,891,632 shares of common stock underlying the Calm Notes, 1,875,000 shares of common stock underlying the Calm Warrants, and 3,000,000 shares of common stock underlying the Series E Preferred Stock, for an aggregate of 7,776,632 shares of common stock issued or issuable to Calm. Assuming conversion and/or exercise of all of the Calm Notes, the Calm Warrants and the Series E Preferred Stock, as applicable, being registered pursuant to the Registration Statement, this would represent approximately 72.7% of the pro forma outstanding shares of common stock after giving effect to such conversion and exercise. None of the shares being registered for resale are currently outstanding, nor are they included in the amount currently outstanding.

Pursuant to C&DI 139.10, and as noted in the Registration Statement, the Company is registering 200% of the shares issuable upon conversion and/or exercise of the Calm Notes, the Calm Warrants and the Series E Preferred Stock, as applicable, which reflects the Company’s good faith estimate of the maximum number of shares that it may issue upon conversion or exercise of the securities, as applicable, pursuant to anti-dilution protection.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. The Company respectfully requests that the Staff refer to the analysis presented above under “Legal Analysis of Palladium Private Placement – The Amount of Shares Involved” for its analysis of C&DI 612.12 and C&DI 216.14, which analysis is applicable to the Calm Private Placement. These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that Calm is acting as a conduit for the issuer. In light of this, the circumstances support the view that Calm can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

MINTZ September 27, 2019 Page 7

Whether Calm is in the Business of Underwriting Securities. To the knowledge of the Company, Calm is not in the business of underwriting securities. At no time has Calm been affiliated with or acted as a securities broker-dealer or representative thereof. Furthermore, as set forth above, Calm represented at the time of purchase of the Calm Note, Calm Warrant and Series E Preferred Shares that it had no agreement or understanding to resell or distribute such securities.

Whether under all Circumstances It Appears Calm is Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the sale of the shares underlying the Calm Notes, Calm Warrants or Series E Preferred Stock by Calm. Calm has no underwriting or similar relationships with the Company, and is not in the business of underwriting securities. Calm has represented and warranted that it was acquiring the Calm Notes, Calm Warrants and Series E Preferred Stock as principal for its own account and not with a view to or for distributing or reselling the securities in violation of the Securities Act or any applicable state securities laws. There is no evidence to suggest that Calm or any of the other selling securityholders is acting in concert to effect a coordinated distribution of the shares underlying the Calm Notes, Calm Warrants and Series E Preferred Stock. The Company respectfully submits that, in light of all of the circumstances, Calm is not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the shares underlying the Calm Notes, Calm Warrants and Series E Preferred Stock by Calm as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Legal Analysis of B3D Transaction.

Overview. On July 8, 2019, the Company entered into a fourth amendment (the “Credit Agreement Amendment”) to its existing Credit Agreement with B3D, LLC (“B3D”) in order to, among other provisions, amend and restate its existing convertible promissory note in order to increase the principal amount owed to B3D to $7.0 million, which principal and any interest accrued thereon will be convertible, at B3D’s option, into shares of the Company’s common stock subject to receipt of shareholder approval (the “B3D Note”) (together, the “B3D Transaction”). The Company seeks to register the shares of common stock underlying the B3D Note.

How Long B3D Has Held the Shares. B3D has owned the B3D Note since July 8, 2019. Since the date of acquisition, B3D has not sold or converted the B3D Note. In addition, the B3D Note may not be converted into common stock until receipt of shareholder approval, which has not been received as of the date hereof. B3D acquired the B3D Note with no assurance that the underlying shares could be sold in a liquid market and has been subject to the full economic and market risks of their entire investment since the date of the acquisition of the B3D Note.

The Circumstances under Which B3D Received the Shares. B3D received the B3D Note in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In connection with the issuance of the B3D Note, the Company entered into a registration rights agreement that obligated the Company to file an initial registration statement registering the resale of the common stock underlying the B3D Note no later than August 22, 2019. Such a registration rights agreement is customary in private placements of this nature.

B3D has not entered into any underwriting relationships or arrangements with the Company and has not received any commission or other payment from the Company in connection with the resale of the shares underlying the B3D Note. The Company will receive no proceeds from the resale of the shares underlying the B3D Note, if any, by B3D. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of B3D to the Company. On April 22, 2015, the Company and B3D entered into the original Credit Agreement with B3D, which was subsequently amended on each of August 8, 2016, May 10, 2017, May 11, 2018 and July 8, 2019, as described above. B3D and its affiliates currently own 17,178 shares of the Company’s common stock, shares of the Company’s Series D Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) that are convertible into 1,489,741 shares of common stock and warrants to purchase 12,935 shares of the Company’s common stock. B3D and its affiliates currently hold of record approximately 0.59% of the Company’s outstanding common stock. If B3D were to convert its Series D Preferred Stock and exercise its warrants, it would own approximately 34.4% of the Company’s outstanding common stock.

B3D may not convert the B3D Note into common stock to the extent such conversion would cause their beneficial ownership of the Company’s common stock to exceed 4.99% of the outstanding shares of the Company’s common stock. Therefore, regardless of the number of shares that the Company is seeking to register for resale by B3D, B3D will not become an affiliate of the Company as a result of issuances pursuant to the B3D Note.

MINTZ September 27, 2019 Page 8

To the extent that B3D is deemed an affiliate of the Company as a result of its ownership of the Company’s securities acquired other than upon conversion of the B3D Note, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. Please see C&DI 216.14 (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer”).

To the best of the Company’s knowledge, there are no relationships between B3D and the other selling securityholders.

B3D is not acting on behalf of the Company with respect to the shares underlying the B3D Note. The Company has no contractual, legal or other relationship with B3D that would control the timing, nature or amount of their resales of the shares underlying the B3D Note, and the Company will receive no proceeds from the sale of the shares underlying the B3D Note, if any. These facts support the view that the relationship B3D has with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved. As of September 26, 2019, the Company had 2,918,169 shares of common stock outstanding, of which 2,788,718 shares were held by persons other than B3D, affiliates of the Company and affiliates of B3D. The Company proposes to register 8,312,550 shares of common stock underlying the B3D Notes. Assuming conversion of all of the B3D Notes being registered pursuant to the Registration Statement, this would represent approximately 74.2% of the pro forma outstanding shares of common stock after giving effect to such conversion; however, B3D may not convert the B3D Note into common stock to the extent such conversion would cause their beneficial ownership to exceed 4.99% of the outstanding shares of the Company’s common stock. None of the shares being registered for resale are currently outstanding, nor are they included in the amount currently outstanding.

Pursuant to C&DI 139.10, and as noted in the Registration Statement, the Company is registering 200% of the shares issuable upon conversion of the B3D Note, which reflects the Company’s good faith estimate of the maximum number of shares that it may issue upon conversion of the B3D Note pursuant to anti-dilution protection.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. The Company respectfully requests that the Staff refer to the analysis presented above under “Legal Analysis of Palladium Private Placement – The Amount of Shares Involved” for its analysis of C&DI 612.12 and C&DI 216.14, which analysis is applicable to the B3D Transaction. These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that B3D is acting as a conduit for the issuer. In light of this, the circumstances support the view that B3D can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

MINTZ September 27, 2019 Page 9

Whether B3D is in the Business of Underwriting Securities. To the knowledge of the Company, B3D is not in the business of underwriting securities. At no time has B3D been affiliated with or acted as securities broker-dealers or representatives thereof.

Whether under all Circumstances It Appears B3D is Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the sale of any of the shares underlying the B3D Note by B3D. B3D has no underwriting or similar relationships with the Company, and is not in the business of underwriting securities. There is no evidence to suggest that B3D or any of the selling securityholders are acting in concert to effect a coordinated distribution of the shares underlying the B3D Note. The Company respectfully submits that, in light of all of the circumstances, B3D is not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the shares underlying the B3D Note by B3D as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Legal Analysis of Series D Amendment and December 2016 Warrant Amendment

Overview. On July 8, 2019, the Company filed a certificate of amendment to the Certificate of Designation, Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D COD Amendment”) with the State of Delaware to, upon receipt of shareholder approval, reduce the conversion price to $2.00 and provide for automatic conversion of the Series D Preferred Stock into shares of the Company’s common stock. Also on July 8, 2019, the Company entered into an amendment to certain outstanding warrants issued in December 2016 (the “December 2016 Warrants”) to the holders of its Series D Preferred Stock (the “December 2016 Warrant Amendment”) to provide for, among other provisions, a reduction in the exercise price to $2.00. The Company seeks to register the shares of common stock underlying each of the Series D Preferred Stock and the December 2016 Warrants.

How Long Mistral Has Held the Shares. Mistral Spa Holdings, LLC (“Mistral”) acquired its Series D Preferred Stock and the December 2016 Warrants on December 23, 2016, upon closing of the transactions contemplated by the Merger Agreement. Subject to receipt of shareholder approval, the shares of common stock underlying each of the Series D Preferred Stock and the December 2016 Warrants being registered in the Registration Statement will be issued to Mistral in connection with the Series D COD Amendment and the December 2016 Warrant Amendment, respectively. Since December 23, 2016, Mistral has not sold or converted or exercised, as applicable, any of the Series D Preferred Stock or December 2016 Warrants that are convertible or exercisable, respectively, into the shares being registered pursuant to the Registration Statement. Mistral acquired the shares of Series D Preferred Stock and the December 2016 Warrants with no assurance that the underlying shares could be sold in a liquid market and has been subject to the full economic and market risks of their entire investment since December 23, 2016.

The Circumstances Under Which Mistral Received the Shares. As noted above, Mistral acquired its Series D Preferred Stock and the December 2016 Warrants on December 23, 2016, upon closing of the transactions contemplated by the Merger Agreement. The terms of each of the Series D Preferred Stock and the December 2016 Warrants were subsequently amended by the Series D COD Amendment and the December 2016 Warrant Amendment, respectively, on July 8, 2019. Mistral has not entered into any underwriting relationships or arrangements with the Company and have not received any commission or other payment from the Company in connection with the resale of any of its securities. The Company will receive no proceeds from the resale of the securities, if any, by Mistral. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of Mistral to the Company.  Mistral is an investment entity indirectly controlled by Mr. Andrew Heyer, who serves on the Company’s Board of Directors. Mistral and its affiliates currently own 106,524 shares of common stock, shares of Series D Preferred Stock that are convertible into 8,831,540 shares of common stock and 79,406 shares of common stock underlying December 2016 Warrants. Mistral and its affiliates currently hold of record approximately 3.65% of the Company’s outstanding common stock. Although Mistral and Mr. Heyer may be deemed to be affiliates of the Company, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. Please see C&DI 216.14 (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer”).

MINTZ September 27, 2019 Page 10

To the best of the Company’s knowledge, there are no relationships between Mistral and the other selling securityholders.

Mistral is not acting on behalf of the Company with respect to the shares underlying the Series D Preferred Stock or the December 2016 Warrants. The Company has no contractual, legal or other relationship with Mistral that would control the timing, nature or amount of their resales of the shares underlying the Series D Preferred Stock or the December 2016 Warrants and the Company will receive no proceeds from the sale of the shares underlying the Series D Preferred Stock or the December 2016 Warrants, if any. These facts support the view that the relationship Mistral has with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved.  As of September 26, 2019, the Company had 2,918,169 shares of common stock outstanding, of which 2,805,896 shares were held by persons other than Mistral, affiliates of the Company and affiliates of Mistral. The Company proposes to register 17,663,080 shares of common stock underlying the Series D Preferred Stock and 158,812 shares of common stock underlying the December 2016 Warrants, for an aggregate total of 17,821,892 shares of common stock. Assuming conversion and/or exercise of all of the Series D Preferred Stock and December 2016 Warrants, as applicable, being registered pursuant to the Registration Statement, this would represent approximately 86.45% of the pro forma outstanding shares of common stock after giving effect to such conversion and exercise. None of the shares underlying the Series D Preferred Stock or the December 2016 Warrants being registered for resale are currently outstanding, nor are they included in the amount currently outstanding.

Pursuant to C&DI 139.10, and as noted in the Registration Statement, the Company is registering 200% of the shares issuable upon conversion and/or exercise of the Series D Preferred Stock and December 2016 Warrants, as applicable, which reflects the Company’s good faith estimate of the maximum number of shares that it may issue upon conversion or exercise of the securities, as applicable, pursuant to anti-dilution protection.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. The Company respectfully requests that the Staff refer to the analysis presented above under “Legal Analysis of Palladium Private Placement – The Amount of Shares Involved” for its analysis of C&DI 612.12 and C&DI 216.14, which analysis is applicable to Mistral. These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that Mistral is acting as a conduit for the issuer. In light of this, the circumstances support the view that Mistral can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

Whether Mistral is in the Business of Underwriting Securities. To the knowledge of the Company, Mistral is not in the business of underwriting securities. At no time has Mistral been affiliated with or acted as securities broker-dealers or representatives thereof. Mistral is an investment entity indirectly controlled by Mr. Heyer through funds affiliated with Mistral Equity Partners, which focuses on making investments across a number of sectors.

MINTZ September 27, 2019 Page 11

Whether under all Circumstances It Appears Mistral is Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the sale of the shares underlying the Series D Preferred Stock or December 2016 Warrants by Mistral. Mistral has no underwriting or similar relationships with the Company, and is not in the business of underwriting securities. There is no evidence to suggest that Mistral and any of the other selling securityholders are acting in concert to effect a coordinated distribution of the shares underlying the Series D Preferred Stock or the December 2016 Warrants. The Company respectfully submits that, in light of all of the circumstances, Mistral is not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the shares underlying the Series D Preferred Stock and the December 2016 Warrants by Mistral as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Legal Analysis of Shares Issued in Connection with the Merger Agreement and Subscription Agreement

Overview. In addition to the shares underlying the Series D Preferred Stock and the December 2016 Warrants, the Company also seeks to register certain shares of common stock previously issued to Mistral in connection with the Merger Agreement and the Subscription Agreement.

How Long Mistral Has Held the Shares. Mistral received the shares of common stock on December 23, 2016, upon closing of the transactions contemplated by the Merger Agreement and the Subscription Agreement. Since the date of acquisition, Mistral has not sold any of the shares of common stock being registered pursuant to the Registration Statement. Mistral acquired the shares with no assurance that the shares could be sold in a liquid market and has been subject to the full economic and market risks of its entire investment since the date of the acquisition.

The Circumstances Under Which Mistral Received the Shares. Mistral received the shares in connection with the Merger Agreement and Subscription Agreement. In connection with the issuance of the shares, the Company entered into a registration rights agreement that obligated the Company to register the resale of the common stock underlying the securities issued or issuable in connection with the Merger Agreement and the Subscription Agreement to the extent that Rule 144 of the Securities Act or a similar exemption under the Securities Act is not available for the sale of such shares without limitation during a three month period.

The Subscription Agreement contains provisions that are relevant to Mistral’s intent to resell the shares. Mistral represented and warranted in the Subscription Agreement that (i) it was acquiring the shares as principal for its own account and not with a view to or for distributing or reselling the shares in violation of the Securities Act or any applicable state securities laws, (ii) it had no direct or indirect arrangement or understandings with any persons to distribute or regarding the distribution of such shares in violation of the Securities Act or any applicable state securities laws and (iii) it acquired the shares in the ordinary course of its business. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that Mistral had any plan to act in concert with a third party to effect a distribution of the shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Mistral has not entered into any underwriting relationships or arrangements with the Company and has not received any commission or other payment from the Company in connection with the resale of the shares. The Company will receive no proceeds from the resale of the shares, if any, by Mistral. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of Mistral to the Company.  Mistral is an investment entity indirectly controlled by Mr. Andrew Heyer, who serves on the Company’s Board of Directors. Mistral and its affiliates currently own 8,831,540 shares of common stock underlying Series D Preferred Stock, 79,406 shares of common stock underlying December 2016 Warrants, and 106,524 shares of common stock. Mistral and its affiliates currently hold of record approximately 3.65% of the Company’s outstanding common stock. Although Mistral and Mr. Heyer may be deemed to be affiliates of the Company, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. Please see C&DI 216.14 (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer”).

MINTZ September 27, 2019 Page 12

To the best of the Company’s knowledge, there are no relationships between Mistral and the other selling securityholders.

Mistral is not acting on behalf of the Company with respect to the shares. The Company has no contractual, legal or other relationship with Mistral that would control the timing, nature or amount of their resales of the shares and the Company will receive no proceeds from the sale of the shares, if any. These facts support the view that the relationship Mistral has with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved.  As of September 26, 2019, the Company had 2,918,169 shares of common stock outstanding, of which 2,805,896 shares were held by persons other than Mistral, affiliates of the Company and affiliates of Mistral. The Company proposes to register 106,524 shares of common stock issued to Mistral in connection with the Merger Agreement and Subscription Agreement, which represents 3.7% of the Company’s currently outstanding common stock. The shares being registered for resale are currently outstanding and are included in the amount currently outstanding.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. The Company respectfully requests that the Staff refer to the analysis presented above under “Legal Analysis of Palladium Private Placement – The Amount of Shares Involved” for its analysis of C&DI 612.12 and C&DI 216.14, which analysis is applicable to Mistral. These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that Mistral is acting as a conduit for the issuer. In light of this, the circumstances support the view that Mistral can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

Whether Mistral is in the Business of Underwriting Securities. To the knowledge of the Company, Mistral is not in the business of underwriting securities. At no time has Mistral been affiliated with or acted as securities broker-dealers or representatives thereof. Mistral is an investment entity indirectly controlled by Mr. Heyer through funds affiliated with Mistral Equity Partners, which focuses on making investments across a number of sectors.

Whether under all Circumstances It Appears Mistral is Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the resale of the shares of common stock issued to Mistral in connection with the Merger Agreement and Subscription Agreement. Mistral has no underwriting or similar relationships with the Company, and is not in the business of underwriting securities. There is no evidence to suggest that Mistral and any of the other selling securityholders are acting in concert to effect a coordinated distribution of the shares of common stock issued to Mistral in connection with the Merger Agreement and Subscription Agreement. The Company respectfully submits that, in light of all of the circumstances, Mistral is not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the shares of common stock issued to Mistral in connection with the Merger Agreement and Subscription Agreement by Mistral as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

* * * * *

MINTZ September 27, 2019 Page 13

We hope that the above response will be acceptable to the Staff. Should the Commission disagree with the foregoing conclusions, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

Please do not hesitate to contact me at 212-692-6768 or krkoch@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	XpresSpa Group, Inc.
Douglas Satzman, Chief Executive Officer